Exhibit 12.1

TENNESSEE COMMERCE BANCORP, INC.

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

(Unaudited)

	Three Months Ended March 31, 2009		2008	2007	2006	2005	2004
Fixed charges:
Interest expense — deposits	$9,129		$39,271	$34,245	$21,216	$9,567	$4,257
Interest expense — other borrowings	487		1,756	689	652	439	8
Amortized premiums, discounts and capitalized expenses related to indebtedness	—		—	—	—	—	—
Interest expense — rentals	—		—	—	—	—	—
TARP preferred stock dividends (pretax)	679		—	—	—	—	—
Preference dividend requirements of consolidated subsidiaries	—		—	—	—	—	—
Total fixed charges:	$10,295		$41,027	$34,934	$21,868	$10,006	$4,265

Earnings:
Pretax earnings	$(3,580)		$12,526	$10,539	$7,734	$4,992	$2,748
Fixed charges above	10,295		41,027	34,934	21,868	10,006	4,265
Amortization of capitalized interest	—		—	—	—	—	—
Distributed income of equity investees	—		—	—	—	—	—
Pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—		—	—	—	—	—

Less:
Interest capitalized	—		—	—	—	—	—
Preference securities dividend requirements of consolidated subsidiaries	—		—	—	—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—		—	—	—	—	—
Total earnings	$6,715		$53,553	$45,473	$29,602	$14,998	$7,013

Ratio of earnings to combined fixed charges and preferred dividends:
Excluding interest on deposits		(1)	8.13	16.30	12.86	12.37	344.50
Including interest on deposits		(1)	1.31	1.30	1.35	1.50	1.64
Ratio of earnings to fixed charges (excludes preferred dividends):
Excluding interest on deposits		(1)	8.13	16.30	12.86	12.37	344.50
Including interest on deposits		(1)	1.31	1.30	1.35	1.50	1.64

(1)	Earnings were insufficient to meet fixed charges and preferred stock dividends by $2.6 million for the three-month period ended March 31, 2009.